

Mail Stop 3720

June 7, 2007

Via U.S. Mail and Fax (912-888-9374)
Mr. J. Mack Robinson
Chairman and Chief Executive Officer
Gray Television, Inc.
370 Peachtree Road, NE
Atlanta, GA 30319

      RE: **Gray Television, Inc.**
                 Form 10-K for Fiscal Year Ended December 31, 2006
                 Filed March 15, 2007

                 Form 10-Q for March 31, 2007
                 File No. 1-13796

Dear Mr. Robinson:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

A. Description of Business and Summary of Significant Accounting Policies

Accounting for Derivatives, page 64

1. We note that you recognize interest differentials from interest rate swap agreements as adjustments to interest expense in the period they occur, with the differential paid or received as interest rates change accrued and recognized as an adjustment to interest expense. Tell us, and revise to disclose, more about your accounting for these swaps, such as how any hedge ineffectiveness and any changes to the fair value of the swaps are recognized.

2. For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133 as applicable. Also, tell us the following information and revise your disclosure in future filings:

   - the nature and specific terms of the hedged item or transaction;
   - the nature and terms of the derivative instrument;
   - the specific documented risk being hedged;
   - the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and,
   - the quantitative measures you use to measure ineffectiveness.

3. Please tell us the nature of the hedging relationships for which you apply the short-cut method or matched terms approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Investment in Broadcasting Company, page 66

4. We note that your investment of 33.5% in Sarkes Tarzian, Inc. represents 73% of the equity of Sarkes Tarzian for purposes of dividends if paid and distributions in the event of any liquidation, dissolution or other sale of Sarkes Tarzian. Provide us with your analysis of FIN 46(R) in determining that this entity should not be consolidated.

Note B. Discontinued Operations, page 68

5. Tell us your rationale under the accounting literature for recording the $36 million distribution, net of tax, from TCM as a proportionate increase to the balances of your common stock and Class A common stock. Tell us your basis for recording the $335,000 received from TCM in 2006 as an additional distribution.

Note E. Long-term Debt, page 76

6.   For each obligation, tell us and disclose in future filings if you were in compliance with debt covenants.

Loss on Early Extinguishment of Debt, page 78

7.   Tell us how you applied the guidance in EITF 98-14 and EITF 96-19, including the periods over which you are amortizing capitalized fees.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director